UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox, Incorporated Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

Signatures                                                           11

Consent of Independent Registered Public Accounting Firm             12

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Lenox, Incorporated Employee
    Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

            Lenox, Incorporated Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                          2003                                            2002
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $44,007,580             --       $44,007,580    $32,329,370             --        $32,329,370
   Money market portfolio               2,962,016             --         2,962,016      2,775,487             --          2,775,487
   Common collective trust fund        15,663,988             --        15,663,988     16,134,140             --         16,134,140
   Brown-Forman Corporation
    Class B common stock                1,276,461         $ 764,407      2,040,868        851,887         $ 573,392       1,425,279
   Loans to participants                1,664,363             --         1,664,363      1,972,996             --          1,972,996
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                       65,574,408           764,407     66,338,815     54,063,880           573,392      54,637,272

Employers' contributions receivable       387,800             --           387,800        429,721             --            429,721
Employees' contributions receivable       251,012             --           251,012        252,667             --            252,667
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $66,213,220         $ 764,407    $66,977,627    $54,746,268         $ 573,392     $55,319,660
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

            Lenox, Incorporated Employee Savings and Investment Plan
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002

                                                          2003                                            2002
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $ 1,668,263             --       $ 1,668,263    $ 1,813,968             --        $ 1,813,968
      Employee                          3,949,675             --         3,949,675      4,299,617             --          4,299,617
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                        5,617,938             --         5,617,938      6,113,585             --          6,113,585

   Interest income                        759,668             --           759,668        898,782             --            898,782
   Dividend income                        489,151          $ 12,327        501,478        423,216          $ 12,363         435,579
   Net appreciation (depreciation)
    in fair value                       8,815,234           216,664      9,031,898     (9,253,258)           24,389      (9,228,869)
   Net transfers from other plans       1,632,337             --         1,632,337        276,495             --            276,495
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                  17,314,328           228,991     17,543,319     (1,541,180)           36,752      (1,504,428)
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants          5,822,901            37,887      5,860,788      4,364,120            41,695       4,405,815
   Administrative expenses                 24,475                89         24,564         25,607               256          25,863
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                  5,847,376            37,976      5,885,352      4,389,727            41,951       4,431,678
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net increase (decrease)                11,466,952           191,015     11,657,967     (5,930,907)           (5,199)     (5,936,106)

Net assets available for benefits:
   Beginning of year                   54,746,268           573,392     55,319,660     60,677,175           578,591      61,255,766
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $66,213,220          $764,407    $66,977,627    $54,746,268          $573,392     $55,319,660
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

            Lenox, Incorporated Employee Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of Lenox, Incorporated (the Company) and salaried and nonunion hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit nor eligible to participate in the Lenox, Incorporated Retail Savings and Investment Plan. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan. The Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000 or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $9,803 and $27,371 for 2003 and 2002, respectively.

          Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution, subject to the limitations of the Internal
          Revenue Code (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Paysop Fund: This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

       d. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

          Participants employed at the Oxford Plant on September 30, 2002, and whose employment terminated on or after September 30, 2002 as a direct result of the closing of the Oxford Plant, are fully vested.

          Participants employed at the Gorham Plant on December 13, 2002, and whose employment terminated on or after December 13, 2002 as a direct result of the closing of the Gorham Plant, are fully vested.

       e. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the participant directed portion of the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. A participant may also withdraw vested interest of the participant directed funds in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.


 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Investments at fair value:
          Janus Worldwide Fund                  118,153     $ 4,671,766           111,687     $ 3,588,506
          Fidelity Magellan Fund                151,301      14,788,199           150,647      11,895,122
          Fidelity Equity-Income Fund           202,426      10,070,709           181,310       7,192,558
          Fidelity Growth Company               110,090       5,512,209            84,739       3,001,462
          Fidelity Retirement Money
           Market Portfolio                   2,962,016       2,962,016         2,775,487       2,775,487
          Managed Income Portfolio           15,663,988      15,663,988        16,134,140      16,134,140
          Brown-Forman Corporation Class B
           Common Stock Fund                     35,853       1,276,461            79,026         851,887
          Other investments                     593,056      10,629,060           493,804       8,624,718
                                                             ----------                        ----------
                                                             65,574,408                        54,063,880
       Common stock:
          Brown-Forman Corporation
           Class B common stock*                 97,450         764,407            53,189         573,392
                                                             ----------                        ----------
                                                            $66,338,815                       $54,637,272
                                                             ==========                        ==========
          *Nonparticipant directed

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                               2003                2002
                                            ----------          ----------
       Participant directed:
          Mutual funds                     $ 8,447,081         $(9,212,507)
          Brown-Forman Corporation
           Class B Common Stock Fund           368,153             (40,751)
                                            ----------          ----------
                                             8,815,234          (9,253,258)
       Nonparticipant directed:
          Brown-Forman Corporation
           Class B common stock                216,664              24,389
                                            ----------          ----------
                                           $ 9,031,898         $(9,228,869)
                                            ==========          ==========

 4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The
       Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administration expenses of the third party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $24,564 in 2003 and $25,863 in 2002 were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.


7.     Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

            Lenox, Incorporated Employee Savings and Investment Plan
                            Plan #003 EIN #21-0498476
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                       Current
  Lessor or Similar Party          Collateral, Par or Maturity Value          Cost         Value
----------------------------      -----------------------------------       --------    -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity        --       $ 1,083,228
Janus Enterprise Fund           Mutual fund, variable rate and maturity        --         1,334,663
Janus Worldwide Fund            Mutual fund, variable rate and maturity        --         4,671,766
PIMCO Total Return Fund         Mutual fund, variable rate and maturity        --         3,268,151
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity        --        14,788,199
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity        --        10,070,709
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity        --         5,512,209
Fidelity Asset Manager*         Mutual fund, variable rate and maturity        --         2,654,404
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                  --         2,962,016
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                             --        15,663,988
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity        --           624,250
Brown-Forman Corporation*       Class B common stock fund                      --         1,276,461
Brown-Forman Corporation*       Class B common stock                        $210,082        764,407
Participant loans*              Loans, 5.50% rate, variable maturity           --         1,664,364
                                                                                        -----------
                                                                                        $66,338,815
                                                                                        ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox, Incorporated Employee Savings and Investment Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


LENOX, INCORPORATED EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedule of the Lenox, Incorporated Employee Savings and Investment Plan as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004
                                       12